                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14D-100)
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                               BAIRNCO CORPORATION
                            (Name of Subject Company)

                            ------------------------

                              BZ ACQUISITION CORP.
                             STEEL PARTNERS II, L.P.
                       (Names of Filing Persons--Offeror)

                     ---------------------------------------

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                                    057097107
                      (CUSIP Number of Class of Securities)

                            ------------------------

                             WARREN G. LICHTENSTEIN
                             STEEL PARTNERS II, L.P.
                         590 Madison Avenue, 32nd Floor
                               New York, NY 10022
                                 (212) 520-2300
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                                   COPIES TO:
                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300

--------------------------------------------------------------------------------
      TRANSACTION VALUATION*                         AMOUNT OF FILING FEE**

--------------------------------------------------------------------------------
          $72,820,836.00                                     $7,792

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*     Estimated for purposes of calculating the amount of filing fee only.
      Transaction value derived by

      multiplying 6,068,403 (the maximum number of shares of common stock of subject company estimated to be acquired by Offeror) by $12.00 (the purchase price per share offered by Offeror).

**    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No.
      5 for fiscal year 2006, equals $107.00 per million dollars of transaction value.

[ ]   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid.
      Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:   Not applicable.  Filing Party: Not applicable.
        Form or Registration No.: Not applicable.  Date Filed:   Not applicable.

[ ]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X]   third-party tender offer subject to Rule 14d-1.

      [ ]   issuer tender offer subject to Rule 13e-4.

      [ ]   going-private transaction subject to Rule 13e-3.

      [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  [ ]

ITEMS 1 THROUGH 9, AND ITEM 11.

      This Tender Offer Statement on Schedule TO is filed by Steel Partners II,
L.P., a Delaware limited partnership ("Parent"), and BZ Acquisition Corp. (the
"Purchaser"), a Delaware corporation and a wholly owned subsidiary of Parent.
This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of
Bairnco Corporation, a Delaware corporation (the "Company"), at $12.00 per
Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 22, 2006 (the
"Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the
"Offer"). The information set forth in the Offer to Purchase and the related
Letter of Transmittal is incorporated herein by reference with respect to Items
1 through 9 and 11 of this Schedule TO.

ITEM 10. FINANCIAL STATEMENTS.

      Not applicable.

ITEM 12. EXHIBITS.

      (a)(1)(i)   Offer to Purchase dated June 22, 2006.

      (a)(1)(ii)  Form of Letter of Transmittal.

      (a)(1)(iii) Form of Notice of Guaranteed Delivery.

      (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

      (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

      (a)(1)(vii) Form of summary advertisement, dated June 22, 2006.

      (a)(5)(i)   Text of press release issued by Parent, dated June 15, 2006.*

      (a)(5)(ii)  Text of press release issued by Parent, dated June 22, 2006.

      (b)         Not applicable.

      (c)         Not applicable.

      (d)         Joint Filing Agreement by and among Steel Partners II, L.P.,
                  Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                  September 8, 2004.

      (e)         Not applicable.

      (f)         Not applicable.

      (g)         Not applicable.

      (h)         Not applicable.

_______________
*  Previously filed

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2006

                                        STEEL PARTNERS II, L.P.

                                        By: Steel Partners, L.L.C.
                                            General Partner

                                        By: /s/ Warren G. Lichtenstein
                                            --------------------------
                                        Name: Warren G. Lichtenstein
                                        Title: Managing Member

                                        BZ ACQUISITION CORP.

                                        By: /s/ Warren G. Lichtenstein
                                            --------------------------
                                        Name: Warren G. Lichtenstein
                                        Title: President

                                  EXHIBIT INDEX

      (a)(1)(i)   Offer to Purchase dated June 22, 2006.

      (a)(1)(ii)  Form of Letter of Transmittal.

      (a)(1)(iii) Form of Notice of Guaranteed Delivery.

      (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

      (a)(1)(v)   Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.

      (a)(1)(vi)  Guidelines for Certification of Taxpayer Identification Number
                  on Substitute Form W-9.

      (a)(1)(vii) Form of summary advertisement, dated June 22, 2006.

      (a)(5)(i)   Text of press release issued by Parent, dated June 15, 2006.*

      (a)(5)(ii)  Text of press release issued by Parent, dated June 22, 2006.

      (b)         Not applicable.

      (c)         Not applicable.

      (d)         Joint Filing Agreement by and among Steel Partners II, L.P.,
                  Steel Partners, L.L.C. and Warren G. Lichtenstein dated
                  September 8, 2004.

      (e)         Not applicable.

      (f)         Not applicable.

      (g)         Not applicable.

      (h)         Not applicable.

_______________
*  Previously filed